Exhibit 99.2

Deloitte LLP
Suite 700,850 – 2nd Street S.W.
Calgary, AB T2P 0R8
Canada
February 10, 2017
Tel: 403-267-1700
Fax: 587-774-5398
www.deloitte.ca

Devon Energy Corporation

333 West Sheridan

Oklahoma City, Oklahoma

USA 73102

Attention: Mr. Bob Fant

Re:	Devon Canada Corporation
December 31, 2016 reserve audit opinion

At your request and authorization, Deloitte LLP (Deloitte) has audited the reserves management processes and practices of Devon Canada Corporation (Devon Canada) as of December 31, 2016. Our audit was completed on December 10, 2016 and included such tests and procedures as we considered necessary under the circumstances to render our opinion.

During the course of our examination, we audited in excess of 96 percent of Devon Canada’s total proved reserves in the Lloydminster and Jackfish fields within Western Canada. Deloitte’s estimate for the audited properties varied from Devon Canada’s estimates by less than 10 percent. When compared to Devon Canada’s parent corporation, Devon Energy Corporation, Deloitte audited 24 percent of the company’s total proved reserves.

The scope of the audit consisted of the independent preparation of our own estimates of the proved reserves and the comparison of our proved reserve results to the estimates prepared by the company. When compared on a field by field basis, some estimates prepared by Devon Canada are greater than and some are less than those prepared by Deloitte. However, in our opinion, the estimates prepared by Devon Canada are in aggregate reasonable, are within the established audit tolerance of plus or minus 10 percent and the estimates have been prepared in accordance with generally accepted petroleum engineering practices and procedures. These practices and procedures are detailed within the Canadian Oil and Gas Evaluation Handbook (COGEH), set out by the Society of Petroleum Evaluation Engineers (SPEE), as well as the Society of Petroleum Engineers’ (SPE) Standards Pertaining to the Estimation and Auditing of Oil and Gas Reserves. We believe that such assumptions, data, methods, and procedures are appropriate for the purpose served by the report. For the purpose of this audit only deterministic methods were used. The proved reserve estimates prepared by both Devon Canada and Deloitte conform to the reserve definitions as set forth in the SEC’s Regulation S-X Part 210.4-10(a) and as clarified in subsequent Commission Staff Accounting Bulletins. We believe that such assumptions, data, methods, and procedures are appropriate for the purpose served by the report.

Deloitte was provided with Devon Canada’s base hydrocarbon prices (oil, gas, condensate and natural gas liquids) as of December 31, 2016 in order to estimate the company’s net after royalty reserves. In accordance with SEC requirements all prices and costs (capital and operating) were held constant. The effects of derivative instruments designated as price hedges of oil and gas quantities if any, are not reflected in Deloitte’s individual property evaluations. An oil equivalent conversion factor of 6.0 Mcf per 1.0 barrel oil was used for sales gas.

The extent and character of ownership and all factual data supplied by Devon Canada Corporation were accepted as presented. A field inspection and environmental/safety assessment of the properties was not made by Deloitte and the consultant makes no representations and accepts no responsibilities in this regard.

It should be understood that our audit does not constitute a complete reserves study of the oil and gas properties of your company. In the conduct of our examinations we have not independently verified the accuracy and completeness of all the information and data furnished by your company with respect to ownership interests, oil and gas production, historical costs of operations and development, product prices, and agreements relating to current and future operations and sales of production. We have, however, specifically identified to you the information and data upon which we relied so that you can subject it to procedures you consider necessary. Furthermore, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any of the information or data, we did not rely on that information or data until we had satisfactorily resolved our questions or independently verified it.

The accuracy of any reserve and production estimates is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserve and production estimates adhere to Regulation S-K, 229.1202 and Regulation S-X, 4-10(a) (as applicable), the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward. If government regulations change, the net after royalty recoverable reserve volumes may change materially.

We are independent with respect to the company as provided in the standards pertaining to the estimating and auditing of oil and gas reserves information included in COGEH and the Association of Professional Engineers and Geoscientists’ of Alberta (APEGA).

This audit is for the information of your company and for the information and assistance of its independent public accountants in connection with their review of, and report upon, the financial statements of your company. Supporting data documenting the audit, along with data provided by Devon Canada, are on file in our office. The results of our third party audit, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Devon Energy Corporation.

Devon Energy Corporation makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, Devon Energy Corporation has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-X of Devon Energy Corporation to the references to our name as well as to the references to our audit for Devon Energy Corporation, which appears in the December 31, 2016 annual report on Form 10-K of Devon Energy Corporation. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Devon Energy Corporation.

Yours truly,

Original signed by: “Robin G. Bertram”

Robin G. Bertram, P. Eng.

Partner

Deloitte LLP

/ct

Audit procedure

Definitions and methodology

Effective as of December 2016

Table of Contents

Definitions

•	Reserves audit methodology
•	Reserve definitions

Resource and reserve estimation

Production forecasts

Land schedules

Geology

Royalties and taxes

Capital and operating considerations

Pricing overview

Reserves audit methodology

Deloitte has prepared its report in accordance with SEC Regulation S-K, 229.1202 and Regulation S-X, 210.4-10.

A “Reserves Audit” is the process carried out by a qualified reserves auditor that results in a reasonable assurance, in the form of an opinion, that the reserves information has in all material respects been determined and presented according to the principles and definitions adopted by the Society of Petroleum Evaluation Engineers (“SPEE”) (Calgary Chapter), and Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and are, therefore free of material misstatement.

The reserves evaluations prepared by the Corporation have been audited, not for the purpose of verifying exactness, but the reserves information, company policies, procedures, and methods used in estimating the reserves will be examined in sufficient detail so that Deloitte can express an opinion as to whether, in the aggregate, the reserves information presented by the Corporation are reasonable.

Deloitte may require its own independent evaluation of the reserves to test for reasonableness of the Corporation’s evaluations.  The tests to be applied to the Corporation’s evaluations insofar as their methods and controls and the properties selected to be re-evaluated will be determined by Deloitte, in its sole judgment, to arrive at an opinion as to the reasonableness of the Corporation’s evaluations.

Reserve definitions and classification

Reserves are classified by Deloitte in accordance with the definitions that are described in the United States Securities and Exchange Commission Regulation S-X Part 210.4-10(a).

Resource and reserve estimation

Deloitte generally assigns reserves to properties via deterministic methods.  Probabilistic estimation techniques are typically used where there is a low degree of certainty in the information available and is generally used in resource evaluations and when utilized will be stated within the detailed property reports.  Both techniques comply as defined in Regulation S-X, 210.4-10(a).

Production forecasts

Production forecasts were based on historical trends or by comparison with other wells in the immediate area producing from similar reservoirs.  Non-producing gas reserves were forecast to come on-stream within the first two years from the effective date under direct sales pricing and deliverability assumptions, if a tie-in point to an existing gathering system was in close proximity (approximately two miles).  If the tie-in point was of a greater distance (and dependent on the reserve volume and risk) the reserves were forecast to come on-stream in years three or four from the effective date.  These on-stream dates were used when the company could not provide specific on-stream date information.

For reserve volumes that meet all reserve category rules but are behind casing and waiting on depletion of the producing zone, these volumes are forecast to be brought on-stream following the end of the existing production.

Land schedule

The evaluated Corporation provided schedules of land ownership which included lessor and lessee royalty burdens.  The land data was accepted as factual and no investigation of title by Deloitte was made to verify the records.

Geology

An initial review of each property is undertaken to establish the produced maturity of the reservoir being evaluated.  Where extensive production history exists a geologic analysis is not conducted since the remaining hydrocarbons can be determined by productivity analysis.

For properties that are not of a mature production nature a geologic review is conducted.  This work consists of:

•	developing a regional understanding of the play,
•	assessing reservoir parameters from the nearest analogous production,
•	analysis of all relevant well data including logs, cores, and tests to measure net formation thickness (pay), porosity, and initial water saturation,
•	auditing of client mapping or developing maps to meet Deloitte’s need to establish volumetric hydrocarbons-in-place.

Royalties and taxes

General

All royalties and taxes, including the lessor and overriding royalties, are based on government regulations, negotiated leases or farmout agreements that were in effect as of the evaluation effective date.  If regulations change, the net after royalty recoverable reserve volumes may differ materially.

Deloitte utilizes a variety of reserves and valuation products in determining the result sets.

Capital and operating considerations

Reserves estimated to meet the standards for constant prices and costs, are based on Regulation S-X 210.4-10(a).

Capital costs were provided by the Corporation and reviewed by Deloitte for reasonableness.

Operating costs were determined from historical data on the property as provided by the evaluated Corporation.

Pricing overview

Devon provided Deloitte with hydrocarbon prices (oil, gas condensate, and natural gas liquids) appropriate for use in the preparation of a reserves report to be filed with the SEC with an effective date of December 31, 2016.  These prices were calculated in accordance with the definition (22)(v) of Regulation S-X, 210.4-10(a) and were determined by taking the un-weighted average of the prices on the first day of the month for the preceding 12 months (January 1, 2016 through to December 1, 2016).

The effects of derivative instruments designated as price hedges of oil and gas quantities if any, are not reflected in Deloitte’s individual property evaluations.

	Benchmark	Benchmark price ($US)	Weighted average realized report price ($US)
Oil	NYMEX WTI @ Cushing	$ 42.75/bbl	n/a
Bitumen	Edmonton AWB	$ 26.35/bbl	$ 15.74/bbl
Gas	NYMEX Henry Hub	$ 2.48/MMbtu	n/a

2

Certificate of qualification

I, R. G. Bertram, a Professional Engineer, of 700, 850 – 2nd Street S.W., Calgary, Alberta, Canada hereby certify that:

1.	I am a partner of Deloitte LLP, which did prepare an evaluation of certain oil and gas assets of the interests of Devon Canada Corporation. The effective date of this evaluation is December 31, 2016.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Devon Canada Corporation.

3.

I attended the University of Alberta and graduated with a Bachelor of Science Degree in Petroleum Engineering in 1985; that I am a Registered Professional Engineer in the Province of Alberta; and I have in excess of thirty one years of engineering experience.

4.	I am a Qualified Reserves Auditor as defined in the Canadian Oil and Gas Evaluation Handbook, Volume 1, Section 3.2.

5.

A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: “R. G. Bertram”
R. G. Bertram, P. Eng.

February 6, 2017
Date